EXHIBIT 99.2

Management’s Discussion and Analysis (“MD&A”)

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. Notes to the financial statements on pages 8 to 15 should be referred to as supplementary information to this discussion and analysis.

Central Fund is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and it does not speculate in gold and silver prices. Central Fund is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. Central Fund retains The Central Group Alberta Ltd (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Board of Directors.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the interim financial statements.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding the Company’s objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” in the Company’s 2014 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the six months ended April 30, 2015.

Outstanding Shares

There were 254,432,713 Class A retractable shares and 40,000 Common shares issued and outstanding at April 30, 2015 and October 31, 2014.

Financial Results – Changes in Net Assets

Net assets decreased by $169.0 million or 4.9% during the three months ended April 30, 2015 primarily as a result of decreases in the price of gold and silver during the period of 6.3% and 2.4% respectively.

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Net assets increased by $46.4 million or 1.4% during the six months ended April 30, 2015 primarily as a result of increases in the prices of gold and silver during the period of 1.4% and 2.0% respectively.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Apr. 30, 2015	Jan. 31, 2015	Oct. 31, 2014	July 31, 2014
Change in unrealized appreciation of holdings	$(166.3)	$218.1	$(550.6)	$103.0
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(169.0)	$215.4	$(553.5)	$100.1
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$(0.66)	$0.85	$(2.17)	$0.39
Total net assets	$3,284.2	$3,453.3	$3,237.9	$3,793.8

	Apr. 30, 2014	Jan. 31, 2014	Oct. 31, 2013	July 31, 2013
Change in unrealized appreciation of holdings	$61.2	$(346.1)	$190.0	$(606.6)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$58.2	$(349.1)	$186.8	$(609.6)
Net income (loss) per Class A share inclusive of the change in unrealized appreciation of holdings	$0.23	$(1.37)	$0.73	$(2.40)
Total net assets	$3,693.7	$3,635.5	$3,984.6	$3,800.3

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold and silver bullion. Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends. Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended April 30, 2015 was $169.0 million compared to net income of $58.2 million for the comparative period in 2014. Net income, inclusive of the change in unrealized appreciation of holdings for the six months ended April 30, 2015 was $46.4 million compared to a net loss of $290.9 million for the comparative period in 2014. Virtually all of the net income (loss) for both the three and six-month periods ended April 30, 2015 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the higher prices of gold and silver bullion during the six-month period (though the prices of both gold and silver were lower during the most recent three-month period). Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $180,951 and $307,052 respectively during the three and six-month periods ended April 30, 2015 as compared to the same periods in 2014. The decreases in administration fees were a direct result of the lower levels of average net assets under administration during the three and six-month periods.

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Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three and six-month periods ended April 30, 2015 remained unchanged from their comparative periods in 2014 at 0.08% and 0.16% respectively. For the twelve-month period ended April 30, 2015, the expense ratio remained unchanged at 0.32% from the comparative twelve-month period ended April 30, 2014.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses and Class A share dividends. The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemptions (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the six months ended April 30, 2015, Central Fund’s cash and cash equivalents decreased by $9.2 million to $13.8 million. This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend. The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion at all times.

Administrator and Other Related Party Information

Please refer to Note 9 of the quarterly financial statements.

Additional Information

This MD&A is dated May 28, 2015. Additional information relating to the Company, including its Annual Information Form and 2014 Annual Report, is available on the SEDAR website at www.sedar.com and Central Fund’s website at www.centralfund.com.

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